ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
4 August to 21 September 2012

DATE	DETAIL
21 September 2012	Director’s Other Appointment – L Adamany

17 September 2012	Voting rights and capital (transfer of shares from treasury)

7 September 2012	Directors Interests-Share Incentive Plan-monthly update

6 September 2012	Notification of Major Interests in Shares – Capital Group over 12 per cent

5 September 2012	Blocklisting Interim Review

4 September 2012	Director’s Interests on appointment- M Williamson

4 September 2012	Director’s Other Appointment- P Aiken

4 September 2012	Voting rights and capital (transfer of shares from treasury)

3 September 2012	Voting rights and capital (end August issued share capital confirmed)

22 August 2012	Voting rights and capital (transfer of shares from treasury)

21 August 2012	Voting rights and capital (transfer of shares from treasury)

20 August 2012	Voting rights and capital (transfer of shares from treasury)

15 August 2012	Directors’ Interests- Dividend Reinvestment

15 August 2012	Voting rights and capital (issue and allotment by NG plc)

7 August 2012	Directors Interests-Share Incentive Plan-monthly update

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following National Grid plc announcements:

6	September: National Grid plc Commences Tender Offer

3	September: Board Appointment (New NED – Mark Williamson)

14	August: National Grid plc Scrip Dividend (notice of application of scrip dividend listing)